# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCYNEXIS INC, CIK 0001178253
CUSIP: 811292200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Evertrust Plaza, 13th Floor, Jersey City, New Jersey (NJ), 07302-6548
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-23-006552
Filed by CIK 0001000097

## Reporting persons
- Kingdon Capital Management, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,237,048; sole dispositive power 0; shared dispositive power 2,237,048; aggregate amount beneficially owned 2,237,048 (5.3% of the class)
- M. Kingdon Offshore Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,982,491; sole dispositive power 0; shared dispositive power 1,982,491; aggregate amount beneficially owned 1,982,491 (4.7% of the class)
- Kingdon GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,982,491; sole dispositive power 0; shared dispositive power 1,982,491; aggregate amount beneficially owned 1,982,491 (4.7% of the class)
- Mark Kingdon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,237,048; sole dispositive power 0; shared dispositive power 2,237,048; aggregate amount beneficially owned 2,237,048 (5.3% of the class)

## Item 1. Issuer
Name of issuer: SCYNEXIS INC
Address of issuer's principal executive offices: 1 Evertrust Plaza, 13th Floor, Jersey City, New Jersey, 07302-6548

## Item 2. Person Filing
Name of person filing:
Kingdon Capital Management, L.L.C.
M. Kingdon Offshore Master Fund L.P.
Kingdon GP, LLC
Mark Kingdon

Pursuant to Item 5 below, this Schedule 13G is an exit filing solely for M. Kingdon Offshore Master Fund L.P. and Kingdon GP, LLC.
Address of principal business office or, if none, residence:
Kingdon Capital Management, L.L.C.
152 West 57th Street, 50th Floor
New York, New York 10019
United States of America

M. Kingdon Offshore Master Fund L.P.
c/o Kingdon Capital Management, L.L.C.
152 West 57th Street, 50th Floor
New York, New York 10019
United States of America

Kingdon GP, LLC
c/o Kingdon Capital Management, L.L.C.
152 West 57th Street, 50th Floor
New York, NY 10019
United States of America

Mark Kingdon
c/o Kingdon Capital Management, L.L.C.
152 West 57th Street, 50th Floor
New York, New York 10019
United States of America
Citizenship:
Kingdon Capital Management, L.L.C. - Delaware
M. Kingdon Offshore Master Fund L.P. - Cayman Islands
Kingdon GP, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kingdon Capital Management, L.L.C. - 2,237,048
M. Kingdon Offshore Master Fund L.P. - 1,982,491
Kingdon GP, LLC - 1,982,491
Mark Kingdon - 2,237,048
Percent of class:
Kingdon Capital Management, L.L.C. - 5.3%
M. Kingdon Offshore Master Fund L.P. - 4.7%
Kingdon GP, LLC - 4.7%
Mark Kingdon - 5.3%
Sole power to vote or to direct the vote:
Kingdon Capital Management, L.L.C. - 0
M. Kingdon Offshore Master Fund L.P. - 0
Kingdon GP, LLC - 0
Mark Kingdon - 0
Shared power to vote or to direct the vote:
Kingdon Capital Management, L.L.C. - 2,237,048
M. Kingdon Offshore Master Fund L.P. - 1,982,491
Kingdon GP, LLC - 1,982,491
Mark Kingdon - 2,237,048
Sole power to dispose or to direct the disposition:
Kingdon Capital Management, L.L.C. - 0
M. Kingdon Offshore Master Fund L.P. - 0
Kingdon GP, LLC - 0
Mark Kingdon - 0
Shared power to dispose or to direct the disposition:
Kingdon Capital Management, L.L.C. - 2,237,048
M. Kingdon Offshore Master Fund L.P. - 1,982,491
Kingdon GP, LLC - 1,982,491
Mark Kingdon - 2,237,048

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Kingdon Capital Management, L.L.C. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Kingdon Capital Management, L.L.C.: By: /s/ Richard Weinstein, Richard Weinstein / Chief Operating Officer & General Counsel (11/12/2025)
- M. Kingdon Offshore Master Fund, L.P.: By: /s/ Mark Kingdon, Mark Kingdon / Managing Member (11/12/2025)
- Kingdon GP, LLC: By: /s/ Mark Kingdon, Mark Kingdon / Managing Member (11/12/2025)
- Mark Kingdon: By: /s/ Mark Kingdon, Mark Kingdon (11/12/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.